October 10, 2014

Via E-Mail c/o Kevin Stertzel at StertzelK@SEC.GOV
Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

RE:	Blount International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 23, 2014
Definitive Proxy on Form 14A
Filed April 30, 2014
File No. 1-11549

Dear Mr. O’Brien

Thank you for your comment letter dated October 3, 2014 regarding the above referenced Form 10-K and Definitive Proxy on Form 14A. We appreciate your assistance with improving our disclosures and financial reporting. For your convenience, we have set forth your comments in bold type face below and have added our responses and explanatory comments beneath each item. The numbering of the paragraphs below corresponds to the numbering of your original comments.

Definitive Proxy Statement on Schedule 14A

Short-Term Non-Equity Incentive Compensation, page 15 Overview and General, page 16

1.	In future filings, please briefly describe the nature of the Individual Performance Objectives for your named executive officers.

Response: In future filings we will include a brief description of the nature of Individual Performance Objectives that Named Executive Officers, such as the timely and successful completion of key strategic initiatives or projects the Executive is responsible for.

Long-Term Equity Incentive Compensation, page 16

2.	In future filings, please disclose that long-term incentive grants are based on the executive’s target bonus percentage, as opposed to the actual bonus percentage achieved for that fiscal year.

Response: In future filings we will clarify that the long-term equity incentive awards are calculated based upon the Executives target Executive Management Annual Incentive Plant target bonus percentage as opposed to the actual bonus percentage the Executive achieved for the prior fiscal year.

We understand and acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional comments or require any additional information.

Sincerely,

/s/ Calvin E. Jenness

Calvin E. Jenness
Senior Vice President and Chief Financial Officer
Blount International, Inc.

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